# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OLD MARKET CAPITAL CORPORATION, CIK 0001000045
CUSIP: 65373A109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1601 Dodge Street, Suite 3350, Omaha, Nebraska (NE), 68102
Date of event which requires filing of this statement: 09/07/2017
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000850401
Persons authorized to receive notices and communications: Andrew Bowden, 515 S. Flower Street, Los Angeles, California (CA), 90071, 213-244-0731

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit (CIK 0000850401): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 600,704; sole dispositive power 0; shared dispositive power 600,704; aggregate amount beneficially owned 600,704 (8.9% of the class)
  Comment: ROWS 8, 10 and 11: Includes shares beneficially owned by the reporting person. Does not include shares held by Jeremy Zhu, an employee of the reporting person and a member of the issuer's board of directors, in his personal capacity that were erroneously included in the calculation of the total number of shares beneficially owned by the reporting person in prior filings on Schedule 13G.
  
  ROW 13: Based on 6,654,000 shares outstanding as of December 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2024, filed with the Securities and Exchange Commission on February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: OLD MARKET CAPITAL CORPORATION
Address of issuer's principal executive offices: 1601 Dodge Street, Suite 3350, Omaha, Nebraska (NE), 68102

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by The TCW Group, Inc. ("TCW") on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

Investment funds affiliated with The Carlyle Group, L.P. ("The Carlyle Group") hold a minority indirect ownership interest in TCW that technically constitutes an indirect controlling interest in TCW. The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including the TCW Business Unit.

Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein. Information barriers are in place between the TCW Business Unit and The Carlyle Group. Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit and reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may be owned or reported by The Carlyle Group and its affiliates.
Residence or business address: 515 South Flower Street, Los Angeles, CA 90071
Present principal occupation or employment: This Schedule 13D is being filed by The TCW Group, Inc. ("TCW") on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Nevada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital. $7,148,164.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose for the acquisition of the securities of Old Market Capital Corporation (the "Issuer") was as a long-term investor by the TCW Business Unit for the benefit of its investors. The TCW Business Unit did not acquire the securities with the intent to change or influence the control of the Issuer. On September 7, 2017, Jeremy Zhu, an employee of the TCW Business Unit, joined the Board of Directors at the invitation of the Issuer due to the TCW Business Unit's large holdings of the issuer's securities. This Schedule 13D is being filed due to the combination of the TCW Business Unit's holdings of over 5% of the equity securities of the issuer and its employee's position on the Board of Directors of the Issuer and not due to any change in its intentions, plans or proposals with respect to the Issuer.

The reporting person intends to continuously review its equity interest in the Issuer. In its capacity as a stockholder of the Issuer with an employee serving on the Issuer's board of directors, the reporting person may engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer's shareholders. Topics of such discussions may include, but are not limited to, the Issuer's markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The reporting person may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the reporting person may consider in evaluating its equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the reporting person's equity interest; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the reporting person; and (vii) other plans and requirements of the reporting person.

Depending on its assessment of the foregoing factors, the reporting person may, from time to time, modify its present intention as stated in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, are based on 6,654,000 shares of Common Stock outstanding as of December 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2024, filed with the Securities and Exchange Commission on February 14, 2025.

The TCW Business Unit holds, and thus has shared voting and dispositive power over, 600,704 shares of Common Stock of the Issuer (which is equal to approximately 9.0% of the number of the Issuer's issued and outstanding shares of Common Stock).
Number of shares as to which each person has sole or shared power to vote or dispose: The information included in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transaction involving shares of Common Stock during the 60 days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the reporting person and any third party with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/ Andrew Bowden, Andrew Bowden, Executive Vice President (09/12/2025)